

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 8, 2015

Via E-mail
Anatoliy Kanev
Chief Executive Officer, Chief Financial Officer, and President
Unicobe Corp.
Serdike 17A, ap. 37
Sofia, Bulgaria 1000

> **Re:** **Unicobe Corp.**
> **Registration Statement on Form S-1**
> **Filed September 14, 2015**
> **File No. 333-206916**

Dear Mr. Kanev:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your filing indicates that you are a development stage company with limited operating activities, limited revenues, no future orders from customers to purchase your products, nominal assets, and a going concern opinion from your independent public accountant. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. In the adopting release of Rule 419, the Commission stated "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Blank Check Offerings, Release No. 6932 (Apr. 13, 1992). Please revise the registration statement to

comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

2. Please revise your prospectus to disclose all other registration statements of companies for which your officer and director may have acted as a promoter or in which he has a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and such companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

Prospectus Summary, Page 3

3. Please correct the page reference to the Risk Factors and Use of Proceeds sections, which commences on pages 6 and 11, respectively.

4. Please clarify the meaning behind "started the manufacturing process." It is unclear whether you have the ability to manufacture laser-engraved glass or if you are currently in the process of manufacturing laser-engraved glass.

The Offering, Page 4

5. Please provide a line item for the total amount of shares of common stock outstanding after the present offering.

Risk Factors, Page 6

Because we will distribute our products to overseas,…, Page 7

6. Please confirm that you will distribute products overseas. The title to the risk factor suggests overseas distribution of products, yet the text discusses the importation of raw materials. Other than a brief mention of "distribution . . . primarily in Bulgaria and neighboring countries" in the Description of Business section, your disclosure throughout the filing does not include discussion of or reference to exportation of goods internationally. If you will distribute products overseas, please revise the registration statement accordingly throughout.

7. Please expand your disclosure regarding your reliance on a single Chinese supplier and any associated risks, such as the reasons for your dependence upon a single supplier of raw materials, any projections or trends, whether favorable or unfavorable, in costs of raw materials, and factors which may lead to a disruption in your supply line.

Management's Discussion and Analysis or Plan of Operation, Page 15

8. Your registration statement indicates you will not use any of the proceeds from this offering to repay Mr. Kanev for any advancements he makes to the company. Please discuss any milestones or benchmarks you must first reach before you repay loans advanced by Mr. Kanev.

Plan of Operation, Page 16

9. Throughout the registration statement, you indicate dependence upon Bright Progress Intl. Ltd. for raw materials. Please indicate why you are dependent upon Bright Progress Intl. Ltd. for raw materials. If true, please disclose that you are under contract with Bright Progress Intl. Ltd. for the procurement of raw materials and file your agreement with Bright Progress as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K. Similarly, please clarify your reference to your "database of suppliers," which you discuss in "[t]he effect of the recent economic crisis…," risk factor on page 7.

Description of Business, Page 19

In General, Page 19

10. Please discuss the existing market for laser-engraved glassware, how you intend to integrate into the existing market, and market trends or industry-wide factors relevant to you. See Item 101(h)(4)(i) of Regulation S-K.

Product Overview, Page 19

11. Please provide disclosure of product research and development and whether any Unicobe prototypes or models currently exist and, if so, any intellectual property protections you have or intend to pursue.

Competition, Page 21

12. Please explain why you believe you have faster delivery times, better quality, and more flexible business approaches.

Financial Statements, Page 30

Note 9 – Subsequent Events, Page F-10

13. Please expand your disclosure to indicate the date through which subsequent events were evaluated as required by ASC 855-10-50-1a.

Item 14. Indemnification of Directors and Officers, II-1

14. We note this section provides that you may authorize indemnification of parties in so far as they "shall not have been adjudged liable to the corporation." However, the Bylaws of Unicobe Article XII indicates that Directors shall cause Unicobe to indemnify parties for amounts reasonably incurred regardless of determination of liability. We also note disclosure here that indicates that indemnification is authorized only upon a determination by stockholders or disinterested directors that indemnification is proper, which is inconsistent with the information in your Bylaws. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Law Clerk at (202) 551-6156 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: <u>Via E-mail</u>
       Aaron McGeary, Esq.